SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, DC 20549



                        FORM 6-K



                P&O PRINCESS CRUISES PLC



            REPORT OF FOREIGN PRIVATE ISSUER
        PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                    For the month of
                      March 2003



                     Not Applicable
     (Translation of registrant's name into English)

          77 New Oxford Street, London WC1A 1PP
        (Address of principal executive offices)

 Indicate by check mark whether the registrant files or
                will file annual reports
          under cover of Form 20-F or Form 40-F

              Form 20-F X    Form 40-F ___

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission
    pursuant to Rule 12g3 - 2(b) under the Securities
                  Exchange Act of 1934

                  Yes  ____       No  X

   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 -
                        2(b) 82 -

                        SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                P&O PRINCESS CRUISES PLC

Date:      4 March 2003      By:  /s/  Simon Pearce
                               Name: Simon Pearce
                              Title: Company Secretary


P&O Princess Cruises plc (the Company)
On 8 January 2002, the Company announced a dividend of 3 US cents per ordinary share payable in cash in US dollars or sterling on 14 March 2003 to shareholders on the register at close of business on 21 February 2003. In the absence of instructions or elections to the contrary, holders of ordinary shares on the register will automatically receive dividends in sterling. Holders of the Company's ADRs will receive a dividend of 12 US cents per ADR, payable in US dollars.
Dividends payable in sterling will be converted from US dollars at the exchange rate quoted by the Bank of England in London at 11.00 am on 4 March 2003 (GBP1 = US$1.5810). Accordingly, the amount payable in sterling on 14 March 2003 will be approximately 1.89753 pence per share.